February 1, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:                                         Larry Spirgel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

John Harrington, Staff Attorney

Robert Littlepage, Accountant Branch Chief

Kenya Gumbs, Staff Accountant

Re:                             UTStarcom, Inc.

Annual Report on Form 10-K for year ended December 31, 2009

Filed March 15, 2010

File No.  000-29661

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 3, 2011 (the “Staff Letter”) relating to the Annual Report on Form 10-K for the year ended December 31, 2009 filed by UTStarcom, Inc., a Delaware corporation (the “Company”), on March 15, 2010 (File No. 000-29661) (the “Form 10-K”).

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Liquidity and Capital Resources, page 72

1.                                      We note your response to comment seven in our letter dated November 24, 2010.  Please confirm you will provide this disclosure with respect to the accumulated profits/losses of PRC subsidiaries in the MD&A of future filings.

In response to the Staff’s comment, the Company confirms that it will include disclosure regarding the accumulated profits/losses of its China subsidiaries in the MD&A section of future filings.

2.                                      We note your response to comment eight in our letter dated November 24, 2010.  Despite your cash balance, we continue to believe that a more detailed assessment of long-term liquidity needs and resources would be beneficial to investors considering the transitional state of your business.  Please confirm that you will provide such disclosure in future filings.

In response to the Staff’s comment, the Company confirms that it will include disclosure in future filings to provide a more detailed assessment of long-term liquidity needs and resources.

Note 3 — Divestitures, page 106

3.                                      We note your response to comment nine in our letter dated November 24, 2010.  Please confirm that you will expand your disclosure in future filings to include clarifying language provided in your response.

In response to the Staff’s comment, the Company confirms that it will expand its disclosure in future filings to clarify the nature and substance of what was sold in the PCD and MSBU transactions, as provided in the Company’s response to comment nine in the Staff’s letter dated November 24, 2010.

4.                                      We note your response to comment ten in our letter dated November 24, 2010.  The criteria in ASC 205-20-45-1 are met if (a) operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.  According to paragraph 55-22 of ASC 205-20-55, the entity should reassess for one year after a component has been disposed of, whether the criteria in paragraph 45-1 are expected to be met by the end of the assessment period.  Paragraph 55-23 states that the assessment period may extend beyond one year after the component is actually disposed of in situations in which events and circumstances beyond an entities control (e.g., the disposed of entity not having a significant number of alternative suppliers) extend the period required to eliminate significant continuing involvement in the ongoing operations of the disposed component provided that the entity both: (a) takes the actions necessary to respond to those situations, and (b) expects to eliminate the direct cash flows and the significant continuing involvement.  Based on (i) the company’s notice of termination of the supplier agreement in December 2008 and (ii) the winding down of the Korea manufacturing facility at that time, (iii) the June 30, 2009 Settlement Agreement and (iv) subsequent disposal of the 2.6% ownership interest held by the company, (vi) the assertion in your response that you continued to supply handsets to the buyer beyond the 180 day notice period that ended on June 30, 2009 only “to allow the buyer sufficient time to locate another supplier” and (v) the sale of the Korea manufacturing facility in July 2009, it appears that by the end of the assessment period several significant events occurred that would have led the company to conclude that: (a) the operations and cash flows of the component will be eliminated from the ongoing operations of the entity as a result of the disposal transaction, and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Please revise your filing to report the disposal as discontinued operations or further advise us.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company continues to believe that it has appropriately accounted for its disposition of UTStarcom Personal Communications, LLC (“PCD”) in accordance with ASC 205-20.

As noted in the Company’s previous response to the Staff dated December 16, 2010, on June 30, 2008, the Company divested PCD in a transaction pursuant to which Personal

Communications Devices Holdings, LLC (the “Buyer”) acquired/assumed substantially all of the assets/liabilities of PCD.  On that date, the Company considered whether the historical operations of PCD should be classified as discontinued operations.  The Company concluded that such presentation was not appropriate given the continued cash inflows to the Company related to PCD, which the Company deemed to be significant, through the Company’s continued sales of mobile handsets to the Buyer which were expected to occur for more than one year after the sale of PCD.

ASC 205-20-55-22 requires that a company reassess, for one year after a component has been disposed of, whether the criteria in ASC 205-20-45-1 are expected to be met, but only when significant events or circumstances occur during the assessment period that may change its current assessment.  If such an event occurs, the reassessment would be performed as of the sale date using the new information that stems from such significant event or circumstance.  That is, the one year period under which one would assess direct cash flows for significance is not a rolling one year period which would be reestablished when a significant event or circumstance occurs.  Rather, the end of the assessment period would continue to be the date that is one year from the disposal date, or June 29, 2009 in the Company’s case.

As noted in the Company’s letter to the Staff dated December 16, 2010, the Company furnished the 180-day termination notice to the Buyer to terminate the 3-year supply agreement between the parties in December 2008.  The Company considered its notification to the Buyer to exercise its right to terminate the supply agreement to be a significant event which required a reassessment of the Company’s discontinued operations reporting.  In that reassessment, the Company evaluated the continued cash inflows it expected would occur through the end of the reassessment period (i.e., June 29, 2009) and concluded that such cash inflows continued to be significant such that it would be precluded from classifying PCD as a discontinued operation.

On June 30, 2009, the Company entered into an agreement (“Settlement Agreement”) with the Buyer to provide for, among other things, the settlement of warranty and indemnification obligations relating to certain past CDMA handsets sold to PCD and rights and obligations included in or arising under the merger agreement pursuant to which PCD was sold to the Buyer.  There were no claims relating to the Company’s termination of the supply agreement and the Settlement Agreement did not release any claims the Buyer might have had in connection with such termination.  In addition, the Settlement Agreement provided that the Buyer would purchase certain handset models from the Company after June 30, 2009.

With respect to the Settlement Agreement and the circumstances in existence on June 30, 2009, the Company respectfully advises the Staff that it does not believe they would cause an extension of the assessment period in accordance with ASC 205-20-55-23.  ASC 205-20-55-23 states the assessment period may extend beyond one year after the component is actually disposed of in situations in which events or circumstances beyond an entity’s control extend the period required to eliminate the direct cash flows of the disposed component or eliminate significant continuing involvement in the ongoing operations of the disposed component provided that the entity both:

a.               Takes the actions necessary to respond to those situations

b.              Expects to eliminate the direct cash flows and the significant continuing involvement

The Company does not believe ASC 205-20-55-23 is applicable to its circumstance as the Settlement Agreement executed on June 30, 2010 was after the expiration of the one-year assessment period.  However, given the execution of the Settlement Agreement was close to the expiration of the assessment period, the Company believes further support for its conclusion that the assessment period should not be extended follows from the Company’s belief that the execution of the Settlement Agreement and the continuing involvement of the Company with Buyer were not circumstances “beyond its control” and at that time the Company did not expect the cash flows and continuing involvement with PCD to end.

The Company believes the execution of the Settlement Agreement was not a circumstance beyond its control requiring the continued involvement of PCD with the Company because the claims released in the Settlement Agreement did not arise as a result of the termination of the supply agreement.  Rather than arising as a result of some circumstance beyond the control of the Company, the Settlement Agreement dealt primarily with a warranty and indemnification claim against the Company relating to an alleged defect in a handset sold to PCD by the Company, which was an ordinary course matter between PCD and the Company.  It also settled outstanding matters under the merger agreement between the Company and the Buyer pursuant to which the Buyer purchased PCD from the Company, which included the Company’s right to acquire additional shares in the Buyer and rights to certain payments under the merger agreement.

At the time the Settlement Agreement was being discussed, the Company had additional inventory that it determined would be appropriate for the Buyer to sell.  As a result, the Settlement Agreement included requirements for the Buyer to attempt to sell such additional inventory on behalf of the Company.  In addition, while the Company and the Buyer were negotiating the Settlement Agreement, the Company, through its China handset business operation, continued to develop new handset models for the Buyer and continued to voluntarily support the Buyer in qualifying those new models with its customers, including, for example, in June 2009, the Buyer negotiated a purchase order to buy a new handset model marketed to a large customer of the Buyer from the Company that was not covered in or required by the Settlement Agreement.  The Company received the $6.6 million purchase order for 110,000 handset units from the Buyer in July 2009, representing 9% of the Company’s total cash inflow in Q3 2009.

The termination of the supply agreement and the execution of the Settlement Agreement, were a part of the Company’s restructuring plan, announced in June 2009, and were consistent with the Company’s strategy to streamline its operations and focus on its core products.  Although the Buyer reacted adversely to the Company’s decision to terminate the supply agreement because the Buyer historically had only six suppliers for its handset business, the Company was not required to continue its supply agreement with the Buyer and its agreement to supply products to the Buyer was not related to the existence of a relatively small number of suppliers.  The Company’s agreement to include in the Settlement Agreement a provision relating to the supply of handsets to the Buyer beyond the assessment date was based on the Company’s business considerations, the Company’s inventory, and not PCD’s need or desire for additional suppliers.

As of June 30, 2009, after the end of the assessment period, the Company still anticipated continued significant involvement with the Buyer and PCD.  The Settlement Agreement provided for PCD to sell handsets on behalf of the Company which would result in significant ongoing revenue and continued support, warranty and maintenance obligations relating to such supply.  In addition, the Company was continuing to provide design services and support to PCD from its China-based facilities even after termination of the supply agreement that were not affected by the Settlement Agreement and which continued independent of the Settlement Agreement.  At such time the Company had not made the decision to entirely exit the handset business conducted from its China facility and so had no expectation that its continuing involvement with PCD would necessarily end.  Application of these circumstances to the time of the initial disposition of PCD led the Company to conclude that there were no circumstances beyond its control that would require extension of the assessment period.  Also, although not necessary to the conclusion that discontinued operations presentation was appropriate, as of June 30, 2009, the Company expected that the significant cash flows with PCD would not be eliminated shortly after the initial assessment period nor was the Company taking steps to end such involvement.

For the reasons noted above, the Company concluded that the assessment period for discontinued operations presentation was not required to extend beyond the one-year period following the disposition of PCD in accordance with ASC 205-20-55-23.  As a result, and given that the cash flows generated from the disposed component were significant throughout the assessment period and beyond, it would not be appropriate to reclassify PCD to discontinued operation presentation.

The Company supplementally advises the Staff that, although it concluded that the discontinued operations presentation was not required, to enhance transparency it has disclosed its major transactions in 2009 with PCD in the footnote No. 3 to the 2009 financial statements.

Respectfully submitted,

UTSTARCOM, INC.

/s/ EDMOND CHENG

Edmond Cheng, Chief Financial Officer

Enclosures

cc:                                 Jack Lu, President and Chief Executive Officer, UTStarcom, Inc. (without enclosures)

Carmen Chang, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)

Scott Anthony, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)

Michelle Edwards, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)

Valerie Barnett, Esq., Wilson Sonsini Goodrich & Rosati, P.C. (without enclosures)